大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z


06011284

Our ref: ANN2006/UOB2006/UOB-A04/sc

10 February 2006

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 02 2006
WASH, D.C.
152
SECTION

Dear Sir

APPOINTMENT OF CHAIRMAN AND MEMBER OF AUDIT COMMITTEE

We enclose a copy of our announcement dated 10 February 2006 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED


PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

APPOINTMENT OF CHAIRMAN AND MEMBER OF AUDIT COMMITTEE

ANNOUNCEMENT

Singapore, 10 February, 2006 - United Overseas Bank Limited announces that Professor Cham Tao Soon an existing member of the Audit Committee, has been appointed as the Chairman of the Audit Committee and Mr Ng Boon Yew has been appointed a member of the Audit Committee, both with effect from 10 February 2006.

Mrs Vivien Chan
Company Secretary